BINGHAM McCUTCHEN

February 12, 2007

Via Edgar and Facsimile

United States Securities Exchange Commission
Division of Corporate Finance
Mail Stop 6010
Washington, DC 20549
Attention: Jeffrey P. Riedler

Re:	ULURU Inc.
Registration Statement on Form SB-2
Filed on December 15, 2006 and amended on February 9, 2007
File Number No. 333-139417

Dear Mr. Riedler:

On behalf of our client, ULURU Inc., a Nevada corporation (the "Company"), pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effectiveness of the Company's above-referenced Registration Statement on Form SB-2 (the "Form SB-2") be accelerated to 5:00 p.m., Eastern time, on Tuesday, February 13, 2007, or as soon as practicable thereafter. There are no managing or principal underwriters in connection with the SB-2. We hereby acknowledge on behalf of the Company that:

•
should the Securities and Exchange Commission (the "Commission") or the staff of the Commission (the "Staff"), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Unites States.

Should you wish to discuss the Form SB-2 or any matters relating thereto, please do not hesitate to contact me or my colleague Jack Concannon by telephone at 617-951-8495 or 617-951-8874, respectively, or by facsimile at 617-951-8736.

Very truly yours,

/s/ Mark A. Meltz

Mark A. Meltz

cc:   Song Brandon (Securities and Exchange Commission)
    Kerry P. Gray (ULURU Inc.)
John J. Concannon III, Esq.